SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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GalvaSud S.A.

Appraisal of net book value
determined based on the
accounting books as of
December 31, 2009

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33	Tel	55 (11) 2183-3000
04530-904 – São Paulo, SP – Brazil	Fax (National)	55 (11) 2183-3001
Caixa Postal 2467	Fax (International)	55 (11) 2183-3034
01060-970 – São Paulo, SP – Brazil	Website	www.kpmg.com.br

APPRAISAL REPORT

To the
Board of Executive Officers of GalvaSud S.A.
Rio de Janeiro - RJ

KPMG Auditores Independentes, a company headquartered in the City and State of São Paulo, at Rua Dr. Renato Paes de Barros, 33, with Corporate Taxpayer’s ID no. 57.755.217/0001-29, originally registered at the Regional Accounting Council of the State of São Paulo under no. 2SP014428/O-6, with its Articles of Incorporation registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, on June 24, 1987, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, State of São Paulo, the last amendment being dated August 21, 2009, recorded in microfilm under no. 101.590, on September 30, 2009, represented by its undersigned partner Mrs. Carla Bellangero, Brazilian, divorced, accountant, bearer of Identity Card (RG) no. 17.041.698, with Individual Taxpayer’s ID(CPF) under no. 101.832.328-79, and enrolled at the Regional Accounting Council of the State of São Paulo (CRC) under no. 1SP196751/O-4, resident and domiciled in the City and State of São Paulo, with office at the same address of the company being represented, appointed by Companhia Siderúrgica Nacional, to determine the net book value on December 31, 2009, summarized in Attachment 1, according to the accounting practices adopted in Brazil, presents the result of its work.

KPMG Auditores Independentes, a Brazilian
entity and a member firm of the KPMG network
of independent member firms affiliated with
KPMG International Cooperative (“KPMG
International”), a Swiss entity.

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1 – Appraisal purpose
This report is being issued with the purpose of appraising, according to the accounting practices adopted in Brazil, the net book value of GalvaSud S.A. on December 31, 2009, to be part of the process of merger of GalvaSud S.A. into Companhia Siderúrgica Nacional, and shall not be used for other purposes.

2 – Scope of the work
This appraisal report of net book value is being issued in line with the audit of the balance sheet as of December 31, 2009, prepared under the responsibility of the Company’s management.

Our audit was conducted in accordance with the Independent Audit Standards for Financial Statements applicable in Brazil, and consisted of the following procedures, among others: (a) planning of the engagement, considering the relevance of the balances, transaction volumes, accounting and internal control systems of the Company; (b) the verification, based on tests, of documents and records supporting the amounts presented; and (c) the evaluation of the most important accounting practices and estimates adopted by the Company’s management.

3 – Appraisal result
Based on the work performed, we concluded that the value of the assets, rights and obligations that compose the net book value of GalvaSud S.A., based on the balance sheet as of December 31, 2009, summarized in the Attachment 1, is seven hundred and eighty-three million, four hundred and twenty thousand, six hundred and twenty six reais and forty-nine cents (R$783,420,626.49), and is recorded in the Company’s accounting records, in accordance with the accounting practices adopted in Brazil.

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In compliance with the requirements of the Brazilian Securities and Exchange Commission, we inform that:

(a)	in accordance with the professional rules established by the Federal Accounting Council, we are not aware of any direct or indirect conflicts of interest or any other circumstances representing a conflict of interest with regard to the services rendered by us and described above; and

(b)	we are not aware of any attempt by the Company’s controlling shareholder or administrators to direct, limit, hinder or practice any acts that have or may have hindered the access to, the use or knowledge of information, assets, documents or work methodology relevant to the quality of the respective conclusions.

São Paulo, January 13, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Carla Bellangero
Accountant
CRC SP-196751/O-4 S-RJ

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Attachment 1 to the Appraisal Report of GalvaSud S.A.
Summarized net assets (assets/liabilities)
Balance as of December 31, 2009
(in Brazilian reais)

A - Assets

Current
Cash and cash equivalents	290,779,424.45
Trade accounts receivable	84,272,272.57
Accounts receivable from related parties	6,723,652.93
Inventories	122,103,805.94
Taxes recoverable	96,839,838.77
Other credits	89,156.78

600,808,151.44
Non-current
Long-term assets
Taxes recoverable	43,093,211.94
Court deposits	543,517.78

43,636,729.72
Fixed assets	228,183,849.71

Total assets	872,628,730.87

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B – Liabilities
Current
Suppliers	4,951,824.85
Related parties	4,453,992.78
ICMS (Tax on circulation of goods and
services) payable - FUNDES	13,509,745.26
Taxes and contributions payable	15,886,196.17
Wages and vacation payable	2,561,196.20
Other accounts payable	2,982,602.63

44,345,557.89

Non-current
Provision for contingencies	955,872.40
ICMS (Tax on circulation of goods and
services) payable - FUNDES	43,906,674.09

44,862,546.49

Shareholders’ equity	783,420,626.49

Total liabilities	872,628,730.87

Luís Fernando Barbosa Martinez
Chief Executive Officer

Ricardo Condé de Lima
Accountant
CRC/RJ - 1SP107383/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.